UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Maris Tech Ltd.
(Name of Issuer)

Common Stock, no par value per share
Warrants to Purchase Ordinary Shares
(Title of Class of Securities)

M68057104
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)


[ x ] Rule 13d-1(c)


[   ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M68057104

(1)
Names of Reporting Persons/ I.R.S. Identification Nos. of
Above Persons (Entities Only)
Per A. Jacobsen

(2)
Check the Appropriate Box if a Member of a Group (See Instructions)
  (a)
  (b)

(3)
SEC Use Only

(4)
Citizenship or Place of Organization
Maryland

Number of Shares Beneficially Owned by Each Reporting Person With

(5)
Sole Voting Power
427,500

(6)
Shared Voting Power
0

(7)
Sole Dispositive Power
427,500


(8)
Shared Dispositive Power
0

(9)
Aggregate Amount Beneficially Owned by Each Reporting Person
427,500

(10)
Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

(11)
Percent of Class Represented by Amount in Row (9)
5.43%

(12)
Type of Reporting Person (See Instructions)
IN

Item 1.
(a) Name of Issuer
Maris Tech Ltd.

(b) Address of Issuer's Principal Executive Offices
2 Yitzhak Modai St.
Rehovot, Israel 7608804


Item 2.
(a) Name of Person Filing
Per A. Jacobsen

(b) Address of Principal Business Office or, if none, Residence
P.O. Box 444
Ashton, MD 20861-0444

(c) Citizenship
Maryland

(d) Title of Class of Securities
Common Stock, no par value per share
Warrants to Purchase Ordinary Shares

(e) CUSIP Number
M68057104


Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [  ] A savings associations as defined in
Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
As of September 30, 2024, the Reporting Person holds sole voting and dispositive power over 427,500 Ordinary Shares of the Issuer consisting of (i) 187,500 Ordinary Shares, and (ii) warrants to purchase up to 240,000 Ordinary Shares. The warrants were exercisable immediately upon issuance and will expire on February 1, 2027.

(b) Percent of class:
5.43%. The percentage of shares of the Issuer's common stock as reported in this Schedule 13G is based upon 7,878,501 shares of the Issuer's common stock outstanding as of June 30, 2024 on a basic shares basis, as reported in the Issuer's Interim Financial Statements filed on or about August 28, 2024.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
427,500

(ii) Shared power to vote or to direct the vote
0

(iii) Sole power to dispose or to direct the disposition of
427,500

(iv) Shared power to dispose or to direct the disposition of
0


Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


Item 6.
Ownership of More than Five Percent
on Behalf of Another Person.
N/A


Item 7.
Identification and Classification of
the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A


Item 8.
Identification and Classification of Members of the Group.
N/A


Item 9.
Notice of Dissolution of Group.
N/A


Item 10.
Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2024
Per A. Jacobsen:

By:
/s/ Per A. Jacobsen